UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 5, 2019

Park Hotels & Resorts Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-37795	36-2058176
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1775 Tysons Blvd., 7th Floor, Tysons, VA		22102
(Address of Principal Executive Offices)		(Zip Code)

(571) 302-5757

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Class	Trading Symbol	Name of exchange on which registered
Common Stock, $0.01 par value per share	PK	New York Stock Exchange

Item 1.01.	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On May 5, 2019, Park Hotels & Resorts Inc., a Delaware corporation (“Park”), PK Domestic Property LLC, a Delaware limited liability company and an indirect subsidiary of Park (“Domestic”), PK Domestic Sub LLC, a Delaware limited liability company and a direct subsidiary of Domestic (“Merger Sub,” and together with Park and Domestic, the “Park Parties”), and Chesapeake Lodging Trust, a Maryland real estate investment trust (“Chesapeake”), entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein and in accordance with applicable law, Chesapeake will merge with and into Merger Sub (the “Merger”) with Merger Sub continuing as the surviving entity after the Merger. The board of directors of Park approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger:

•

each outstanding common share of beneficial interest, par value $0.01 per share, of Chesapeake (“Chesapeake Common Shares”) (other than shares held by Chesapeake, any wholly-owned subsidiary of Chesapeake or by any of the Park Parties or any of their respective wholly-owned subsidiaries) will be converted into the right to receive 0.628 of a share of Park common stock, par value $0.01 per share (“Park Common Stock”), and $11.00 in cash (collectively, the “Merger Consideration”); and

•

all unvested awards of Chesapeake Common Shares granted under the Chesapeake equity plan will become one hundred percent (100%) vested and all restrictions and forfeiture conditions thereon will lapse, and thereafter, such Chesapeake Common Shares will be considered outstanding and the holders thereof will only have the right to receive the Merger Consideration with respect to such Chesapeake Common Shares.

No fractional shares of Park Common Stock will be issued in the Merger. The value of any fractional interests of shares of Park Common Stock to which a holder would otherwise be entitled will be paid in cash. The Merger will be treated as a taxable sale by Chesapeake of all of its assets to Domestic in exchange for the Merger Consideration and the assumption of all of Chesapeake’s liabilities, immediately followed by a distribution of the Merger Consideration to the holders of Chesapeake Common Shares in liquidation of Chesapeake.

Pursuant to the Merger Agreement, the parties have agreed that immediately following the effective time of the Merger, Park’s board of directors will consist of ten members, eight of whom will be the current directors of Park and two of whom will be designated by Chesapeake and approved by Park.

Park will prepare and file with the Securities and Exchange Commission (the “SEC”) a Form S-4 registering the Park Common Stock issuable as part of the Merger Consideration, and Chesapeake will prepare a proxy statement with respect to a special meeting of its shareholders to be convened for purposes of obtaining approval of the proposed transaction by holders of a majority of the outstanding Chesapeake Common Shares as promptly as reasonably practical after the date of the Merger Agreement, which proxy statement will be included in the Form S-4 and will contain, subject to certain exceptions, the recommendation of the Chesapeake board of trustees that Chesapeake shareholders vote in favor of the Merger.

Pursuant to the terms and subject to the conditions in the Merger Agreement, the Park Parties may undertake, with Chesapeake’s reasonable assistance but at the expense of the Park Parties, a marketing and sales process with respect to (i) the Hyatt Place New York Midtown South and the Hyatt Herald Square New York (the “New York Disposition Properties”), in order to permit their disposition on the closing date of the Merger or the day before the Merger closing date and (ii) certain of Chesapeake’s other properties designated by the Park Parties, in order to permit their disposition after the closing date of the Merger. It is not a condition to the completion of the Merger that any of these dispositions be completed. However, if all other conditions to consummation of the Merger have been satisfied or validly waived (other than those conditions that by their terms are required to be satisfied at the closing), but the sale of the New York Disposition Properties has not been completed, the closing of the Merger will be automatically extended to the earlier of (i) the date that is one business day after the date on which the sales of both New York Disposition Properties have been completed and (ii) October 10, 2019.

The Park Parties and Chesapeake have made certain customary representations and warranties in the Merger Agreement and have agreed to customary covenants, including, among others, a representation by the Park Parties that Domestic and Merger Sub have or at the effective time of the Merger will have all funds necessary for the payment of the cash portion of the Merger Consideration and any cash in lieu of any fractional shares of Park Common Stock, covenants by both parties with respect to the conduct of their respective businesses during the period between execution of the Merger Agreement and the closing of the Merger, and covenants prohibiting Chesapeake and its subsidiaries from soliciting, providing information or engaging in negotiations or discussions concerning proposals relating to alternative business combination transactions, subject to limited exceptions. The board of trustees of Chesapeake is also prohibited from changing its recommendation that Chesapeake’s shareholders vote in favor of the Merger, subject to certain limited exceptions relating to the ability of Chesapeake’s board of trustees to change its recommendation (i) in order to terminate the Merger Agreement and enter into an alternative acquisition agreement with respect to a superior proposal or (ii) in connection with a material fact, event, circumstance, development or change that materially affects the business, assets or operations of Chesapeake, was not known to, or reasonably foreseeable by the Chesapeake board and becomes known to the Chesapeake board prior to the receipt of the approval of the Merger by Chesapeake’s shareholders (subject to the limitations described in the Merger Agreement).

The completion of the Merger is subject to various customary closing conditions, including, among others: (i) approval by Chesapeake’s common shareholders; (ii) the absence of a material adverse effect on either Chesapeake or the Park Parties; and (iii) the receipt of tax opinions relating to REIT status of each of Chesapeake and two of its subsidiaries and of Park.

The Merger Agreement may be terminated under certain circumstances, including by either party (i) if the Merger has not been consummated on or before October 31, 2019, (ii) if a final and non-appealable order, decree or ruling is entered prohibiting or restraining the Merger, (iii) upon a failure of Chesapeake’s shareholders to approve the Merger, or (iv) upon a material uncured breach by the other party that would cause the closing conditions not to be satisfied. The Merger Agreement may also be terminated by the Park Parties under certain circumstances, including (A) upon a change in Chesapeake’s recommendation to its shareholders, or (B) upon a breach by Chesapeake of its obligations under the Merger Agreement prohibiting solicitation of transactions (other than immaterial or inadvertent breaches). The Merger Agreement may also be terminated by Chesapeake under certain circumstances, including upon Chesapeake entering into an alternative acquisition agreement with respect to a superior proposal, so long as Chesapeake concurrently pays to the Park Parties the applicable termination fee.

The Merger Agreement also provides that, in connection with the termination of the Merger Agreement under specified circumstances Chesapeake will be required to pay the Park Parties a termination fee of $62.5 million (except that the termination fee will be $38.5 million with respect to any termination relating to a superior proposal that is communicated by the Chesapeake board to Park prior to June 4, 2019) and/or the reasonable out-of-pocket expenses of the Park Parties (up to a maximum of $17.5 million in expenses). Any out-of-pocket expenses reimbursed would be credited against the payment of any termination fee to the Park Parties.

A copy of the Merger Agreement is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement. The Merger Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about Park or Chesapeake. In particular, the assertions embodied in the representations and warranties in the Merger Agreement were made as of a specified date, are modified or qualified by information in confidential disclosure letters provided by each party to the other in connection with the signing of the Merger Agreement, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the parties. Accordingly, the representations and warranties in the Merger Agreement are not necessarily characterizations of the actual state of facts about Park or Chesapeake at the time they were made or otherwise and should only be read in conjunction with the other information that Park or Chesapeake makes publicly available in reports, statements and other documents filed with the SEC.

Commitment Letter

In connection with the pending Merger, Park Intermediate Holdings LLC, a Delaware limited liability company and direct subsidiary of Park (the “Operating Partnership”) and Domestic obtained a financing commitment to provide an unsecured delayed draw term loan facility in the original principal amount of $1.1 billion (the “Term Facility”) to fund the Merger, as necessary, pursuant to a commitment letter (the “Commitment Letter”) from Bank of America, N.A. and Merrill Lynch, Piece, Fenner & Smith Incorporated. The Term Facility includes a $250 million two-year delayed draw term loan tranche (the “Two-Year Tranche”) and a $850 million five-year delayed draw term loan tranche. Availability under the Two-Year Tranche will be reduced by the net cash proceeds from customary mandatory commitment reduction and prepayment events from issuances of equity, the incurrence of certain other debt or the sale of available assets, in each case subject to limited exceptions. The funding of the Term Facility provided for in the Commitment Letter is contingent on the satisfaction of customary conditions, including but not limited to (i) execution and delivery of definitive documentation with respect to the Term Facility in accordance with the terms set forth in the Commitment Letter, and (ii) consummation of the Merger in accordance with the Merger Agreement. The actual documentation governing the Term Facility has not been finalized, and accordingly, the actual terms may differ from the description of such terms in the Commitment Letter.

A copy of the Commitment Letter is attached hereto as Exhibit 10.1 and is incorporated herein by reference. The foregoing description of the Commitment Letter does not purport to be complete and it is qualified in its entirety by reference to the full text of the Commitment Letter.

Item 7.01.	Regulation FD Disclosure.

Park, Domestic, and Merger Sub entered into the Merger Agreement. Park and Chesapeake issued a press release on May 6, 2019 announcing the execution of the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On May 6, 2019, Park posted an investor presentation to Park’s website at www.pkhotelsandresorts.com/ related to the transactions contemplated by the Merger Agreement. The presentation provides information on both Park and Chesapeake and an overview of the strategic rationale for the transaction. The presentation is attached hereto as Exhibit 99.2.

The information furnished under this Item 7.01 of this Current Report on Form 8-K, including Exhibit 99.1 and Exhibit 99.2, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit	Description

2.1	Agreement and Plan of Merger by and among Park Hotels & Resorts Inc., PK Domestic Property LLC, PK Domestic Sub LLC, and Chesapeake Lodging Trust, dated as of May 5, 2019.

10.1	Commitment Letter, dated as of May 5, 2019, by and among Park Intermediate Holdings LLC, PK Domestic Property LLC, Bank of America, N.A., and Merrill Lynch, Piece, Fenner & Smith Incorporated.

99.1	Press Release issued by Park Hotels & Resorts Inc. and Chesapeake Lodging Trust on May 6, 2019

99.2	Investor Presentation Material

Forward Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, but are not limited to, statements related to Park’s current expectations regarding the performance of its business, financial results, liquidity and capital resources, the effects of competition and the effects of future legislation or regulations, the expected completion of anticipated acquisitions and dispositions, the declaration and payment of future dividends, statements about the benefits of the proposed transaction involving Park and Chesapeake and statements that address operating performance, events or developments that Park expects or anticipates will occur in the future, including but not limited to statements regarding anticipated synergies and G&A savings, future financial and operating results, plans, objectives, expectations and intentions, expected sources of financing, anticipated asset dispositions, anticipated leadership and governance, creation of value for stockholders, benefits of the proposed transaction to customers, employees, stockholders and other constituents of the combined company, the integration of Park and Chesapeake, cost savings and the expected timetable for completing the proposed transaction, and other non-historical statements. Forward-looking statements include all statements that are not historical facts, and in some cases, can be identified by the use of forward-looking terminology such as the words “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words.

Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements for various reasons, including risks associated with Park’s ability to consummate the proposed transaction and the timing of the closing of the proposed transaction; the ability to satisfy conditions necessary to close the proposed transaction; applicable regulatory changes; the availability of financing; risks associated with acquisitions generally, including the integration of the combined companies’ businesses; risks associated with execution of anticipated asset dispositions; risks associated with achieving expected revenue synergies or cost savings; as well as other risks and uncertainties detailed from time to time in Park’s filings with the SEC. You should not put undue reliance on any forward-looking statements and Park urges investors to carefully review the disclosures Park makes concerning risk and uncertainties in Item 1A: “Risk

Factors” in Park Annual Report on Form 10-K for the year ended December 31, 2018, as such factors may be updated from time to time in Park’s periodic filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. Except as required by law, Park undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction, Park intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Chesapeake and also constitutes a prospectus of Park. Park and Chesapeake also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus will be sent to Chesapeake’s shareholders. Investors may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Park and Chesapeake with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by Park with the SEC will be available free of charge on Park’s website at http://www.pkhotelsandresorts.com or by contacting Park’s Investor Relations at (571) 302-5591. Copies of the documents filed by Chesapeake with the SEC will be available free of charge on Chesapeake’s website at http://www.chesapeakelodgingtrust.com or by contacting Chesapeake’s Investor Relations at 571-349-9452.

Chesapeake and its trustees and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about trustees and executive officers of Chesapeake is available in the proxy statement for its 2019 Annual Meeting, which was filed with the SEC on April 30, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed transaction when they become available. Investors should read the proxy statement/prospectus carefully before making any voting or investment decisions when it becomes available before making any voting or investment decisions. Investors may obtain free copies of these documents from Park or Chesapeake using the sources indicated above.

This communication and the information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Park Hotels & Resorts Inc.

Date: May 6, 2019	By:	/s/ Sean M. Dell’Orto
Sean M. Dell’Orto
Executive Vice President, Chief Financial Officer and Treasurer